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SEC Mail Processing

FEB 23 2024

Washington, DC

ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Babcock & Brown Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

29 River Road
(No. and Street)

Cos Cob	CT	06807
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Cohane	203-249-1358	mary.cohane@burnhamsterling.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton
(Name – if individual, state last, first, and middle name)

757 3rd Ave, 9th FL	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Mary Cohane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Babcock & Brown Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Financial and Operations Principle

Notary Public

Nora Ann Maloney
Notary Public-Connecticut
My Commission Expires
April 30, 2026

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BABCOCK
& BROWN
SECURITIES

BABCOCK & BROWN SECURITIES LLC

(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2023

CONTENTS

GrantThornton

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Equity Owner
Babcock & Brown Securities LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of Babcock & Brown Securities LLC (a Connecticut limited liability company) (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles

Grant Thornton

used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2022.

New York, New York
February 21, 2024

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS	
Cash and cash equivalents	$3,816,971
Receivables, net (Notes 2 and 6)	7,063,131
Due from affiliate	73,158
Other investments	12,166
Other assets	5,490
Total Assets	**$10,970,916**
LIABILITIES AND MEMBER'S EQUITY	
Accrued Expenses	$398,545
Due to affiliate	568,882
Deferred compensation	63,025
Total Liabilities	1,030,452
Member's Equity	9,940,464
Total Liabilities and Member's Equity	**$10,970,916**

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Babcock & Brown Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is a single-member Connecticut limited liability company wholly-owned by Burnham Holdings LLC ("BH"), a Connecticut limited liability company. The Company has been approved by FINRA to engage in the private placement of securities, act as a broker-dealer in selling interests in unregistered private investment funds and engage in mergers and acquisitions in an advisory capacity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2023, consisted of two bank accounts, each at a different U.S. commercial bank, one bank account held in the commercial banking affiliate of a U.S. brokerage firm and one money market account.

Receivables

The Company accounts for receivables under the provisions of ASC 326, "Financial Instruments – Credit Losses (Topic 326)" along with related clarifications and improvements. The Company measures credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company's assets within the scope of ASC 326 include receivables on the Company's statement of financial condition.

For receivables with due dates in excess of one year from the completion of the transaction, such receivables are discounted to present value, with the discounts reflecting both the time value of money and a market risk component based on the creditworthiness of the receivable

obligor and any collateral. The discounts reduce the receivables and are amortized using the effective interest method.

Income Taxes

The Company received notification in 2023 from the Internal Revenue Service ("IRS") that the IRS had updated its records to reflect the Company's entity classification as a single-member limited liability company "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's tax activity is reported in the consolidated federal and state income tax filings of BH.

Prior to 2023, the Company was treated as a C Corporation for tax purposes, and income taxes were determined on a separate company basis. Since the Company entity classification has been changed to a disregarded entity the tax allocation method under ASC 740 will be to not recognize tax expense. The difference between the tax allocation method and the payments made to the parent company for taxes is being treated as a distribution.

When an entity changes tax status from taxable to nontaxable the deferred tax liabilities and assets are derecognized in accordance with ASC 740. Since the IRS's approval is required for this change, the derecognition occurs at the time the entity receives such approval. An income tax benefit of $1,592,929 was recorded in continuing operations during 2023 to record the reversal of the net deferred tax liability for the temporary differences of $1,783,921 net of $190,992 current taxes receivable.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company did not have any unrecognized tax benefits as of December 31, 2023, and do not expect any in the next twelve months.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires that the Company's management make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined as the greater of (x) 6 2/3% of aggregate indebtedness, or (y) $5,000. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined in such Rule, shall not exceed a ratio of

15 to 1. As of December 31, 2023, the Company's net capital was $2,761,004 which is $2,692,307 in excess of its required minimum net capital of $68,697.

4. RISKS AND UNCERTAINTIES

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents accounts with four financial institutions which, at times, may be uninsured or exceed insured amounts. The Company attempts to reduce its exposure to credit risk by maintaining cash and cash equivalent balances with sound financial institutions and well-managed money market funds and monitoring their financial strength. The Company has not incurred any losses on these accounts. As of December 31, 2023, the Company had $2,184,723 in excess of insured limits, which was mitigated trough an FDIC "sweep" feature at one of the Company's financial institutions.

Receivables

As of December 31, 2023, two clients accounted for 100% of the Company's gross receivables of which one client accounted for approximately 98%.

5. RECEIVABLES, NET

Receivables consist of the following at December 31, 2023:

Promissory notes receivable from customer	$138,500
Accounts receivable	9,037,157
Less: allowance for credit	(215,214)
Less: Discount on accounts receivable	(1,897,312)
Net receivables	$ 7,063,131

The promissory note receivable from customer was issued on December 24, 2014 and bears interest at the 12-month LIBOR rate plus a market spread. The note is payable in installments through October 2024.

Accounts receivable represents transaction compensation due as of December 31, 2023, that will be paid to the Company over time in scheduled periodic installments. The latest installment is in August 2036, and the weighted average discount rate used was approximately 4.78%.

6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, Burnham Sterling & Company LLC ("BSC"), whereby the Company is billed an allocated percentage of direct expenses paid by BSC. The allocation is based on the time allocated by the Company's personnel to the operations

of the Company. The bonuses paid by the Company are not shared with BSC. For the year ended December 31, 2023, total expenses allocated to the Company were $1,051,928. As of December 31, 2023, the Company owed BSC $568,882 for amounts billed but not yet paid under the expense sharing agreement.

The Company is allocated a portion of expense reimbursements received by BSC from third parties for allowable expenses equal to the expenses allocated to the Company under the expense sharing agreement. The Company is allocated these amounts when they are billed by BSC. As of December 31, 2023, the Company was owed $73,158 from BSC for such expense reimbursement allocation.

The Company has a month-to-month sublease agreement with an affiliate, Burnham Sterling Greenwich LLC ("BSG"), whereby the Company paid rent of $600 per month from January through December 2023. The lease expires on December 31, 2024 unless terminated by either party as described in the lease. For the year ended December 31, 2023, total rent paid to BSG amounted to $7,200.

7. CONTINGENT LIABILITIES

From time to time the Company can be subject to claims and/or become a party to legal proceedings that arise in the normal course of business. The Company does not believe that as of December 31, 2023 it has any matters that will have a material adverse effect on its financial condition, results of operations or cash flow.

8. INCOME TAXES

The Company is included in the consolidated federal and state income tax returns filed by BH. Income taxes are calculated as if the Company filed a separate income tax return.

The Company is single-member limited liability company and is therefore treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's tax activity is reported in the consolidated federal and state income tax filings of BH.
The Company received notification during 2023 from the IRS that their records had been updated to reflect the Company's entity classification as a single member LLC "disregarded entity" for tax purposes and no longer treated as a C Corporation. When an entity changes tax status from taxable to nontaxable the deferred tax liabilities and assets are derecognized in accordance with ASC 740.

The provision for income taxes reflected in the accompanying statement of operations consists of the following:

Current Benefit	
Federal	$25,519
State	165,473
Total Current	$190,992
Deferred Expense	
Federal	($1,287,007)
State	(496,914)
Total Deferred	($1,783,921)
Total Tax Provision	($1,592,929)

There were no deferred tax assets or liabilities at December 31, 2023.

Effective tax rates differ from the federal statutory rate of 21% for 2023 applied to income before income taxes since the net tax benefit recorded for the period was solely related to the derecognition of taxes due to entity change to nontaxable status.

The Company was included as a C Corporation in the BH consolidated federal and state income tax return prior to January 1, 2023. Tax years after 2020 are open and subject to examination.

9. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 21, 2024, the date that these financial statements were issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2023.

BABCOCK & BROWN SECURITIES

BABCOCK & BROWN SECURITIES LLC

(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2023